BB 5/6

04019015

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
APR 0 5 2004
WASH. DC 155 SECTION

SEC FILE NUMBER
8- 44540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLAUGHLIN CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1517 NORTH POINT, SUITE 478
(No. and Street)

SAN FRANCISCO (City) CA (State) 94123-1711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES P. McLAUGHLIN 415-989-2201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AIC, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1255 POST STREET, SUITE 535, (Address) SAN FRANCISCO (City) CA (State) 94109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES P. McLAUGHLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLAUGHLIN CAPITAL MARKETS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRINCIPAL
Title

Notary Public

JOAN CAROL BERNARD
Commission # 1314966
Notary Public - California
San Francisco County
My Comm. Expires Aug 23, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaughlin Capital Markets, Inc.
Financial Statements
For the year ended December 31, 2003
With Independent Auditors' Report

McLaughlin Capital Markets, Inc.
December 31, 2003

Table of Contents

A I C
A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS
Sacramento • San Francisco

1255 Post Street, Suite 535
San Francisco, California 94109-6708
TEL 415.292.0760 FAX 415.292.2489
EMAIL cpas@go2AIC.com WEBSITE www.go2AIC.com

Independent Auditors' Report

Board of Directors
McLaughlin Capital Markets, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of McLaughlin Capital Markets, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, except for the going concern limitation, such financial statements present fairly, in all material respects, the financial position of McLaughlin Capital Markets, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, & III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 30, 2004

McLaughlin Capital Markets, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS:		
Current assets:		
Cash and cash equivalents (note 2)	$	-
Deposits and prepaid expenses		308
Total current assets		308
Total assets	$	308

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Financial Condition
December 31, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY:

Current liabilities:		
Accounts payable and accrued expenses	$	519
Clearing account payable		6,750
Other payable		8,587
State income tax payable (note 2)		1,600
Total current liabilities		17,456
Commitments and contingent liabilities		-
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		5,000
Additional paid-in capital		1,545,122
Accumulated deficit		(1,567,270)
Total stockholder's equity		(17,148)
Total liabilities and stockholder's equity	$	308

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Income and Accumulated Deficit
December 31, 2003

Revenue: (note 2)	$	
Expenses:		
Legal, accounting and professional expense (note 4)		11,117
Office supplies and expense		331
Regulatory fees		1,074
Other operating expenses		1,512
Total expenses		14,034
Income before income taxes		(14,034)
Charge for income taxes (note 2)		(800)
Net income		(14,834)
Accumulated deficit at January 1, 2003		(1,552,436)
Accumulated deficit at December 31, 2003	$	(1,567,270)

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2003

	Common Stock			Additional				
	Number of Shares		Amount		Paid-in Capital		Retained Earnings		Total Stockholder's Equity

	Common Stock: Number of Shares		Common Stock: Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balances at January 1, 2003	1,000	$	5,000	$	1,545,793	$	(1,552,436)	$	(1,643)
Capital withdrawals					(671)				(671)
Net income							(14,834)		(14,834)
Balances at December 31, 2003	1,000	$	5,000	$	1,545,122	$	(1,567,270)	$	(17,148)

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Cash Flows
December 31, 2003

Cash flows from operating activities:		
Net loss	$	(14,834)
Adjustments to reconcile net income to net cash from operating activities:		
Decrease in clearing account receivable		1,750
Decrease in prepayments		135
Decrease in accounts payable and accrued expenses		(796)
Increase in other payable		8,587
Decrease in clearing account payable		(1,750)
Increase in state income tax payable		800
Total adjustments to net loss		8,726
Net cash used by operating activities		(6,108)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Capital withdrawals		(671)
Net cash used by financing activities		(671)
Decrease in cash		(6,779)
Cash and cash equivalents at beginning of year		6,779
Cash and cash equivalents at end of year	$	0
SUPPLEMENTAL INFORMATION:		
Income tax paid	$	-

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003

(1) ORGANIZATION AND NATURE OF BUSINESS

McLaughlin Capital Markets, Inc. (the "Company"), was organized in October 1991 as a California corporation, and is a registered broker-dealer with the Securities and Exchange Commission. The Company engages in principal and agency transactions in equity securities on a fully disclosed basis.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and cash equivalents

The Company maintains its cash account at a bank. The balance in this account may, at times, exceed federally insured limits. The Company has not experienced any losses in such account, and believes it is not exposed to any significant credit risk on this cash account.

The Company considers all highly liquid investments with an original maturity of 12 months or less when purchased, to be cash equivalents.

At December 31, 2003 the Company has a zero balance in the bank account.

(b) Furniture, equipment and leasehold improvements

Furniture and equipment are recorded at cost and include improvements that significantly add to their productivity or extend their useful lives. Costs of maintenance and repairs are charged to expense. Upon retirement or disposal of such assets, the costs and related depreciation and amortization are removed from the accounts, and a gain or loss, if any, is reflected in the earnings for both financial statement and income tax reporting purposes. Depreciation and amortization are calculated using accelerated and straight line methods over the estimated useful lives of the assets, ranging from 3 to 7 years.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS (continued)

December 31, 2003

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Statement of cash flows

For the purposes of statement of cash flows, the term cash and cash equivalent includes cash, certificates of deposits and cash deposit at clearing organizations.

(d) Revenue recognition

Principal transactions are recorded on the trade date. Commission revenue is recorded on the settlement date. Revenue and expenses on a settlement date basis are not materially different from a trade date basis.

During the year ended December 31, 2003, the Company did not generate any commission revenue.

(e) Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS (continued)

December 31, 2003

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income taxes

The Company has elected S corporation status for federal and state income tax purpose. As a result, the taxable income or loss of the Company is reported on the individual tax return of its shareholder and any resulting income tax is the obligation of the shareholder. For federal income tax purposes, no income tax is levied at the corporate level; however, for California income tax purposes, a tax of 1.5% of taxable income is levied at the corporate level or a minimum tax of $800. At December 31, 2003, the Company has net operating loss carryforwards of $ 552,718 available to reduce future state taxable income. These losses expire through year 2009.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1) which requires the company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

During 2003, the Company did not meet SEC's minimum net capital requirements. As a result, the Company is restricted from conducting any securities business, until the Company can comply with the minimum net capital requirements. At December 31, 2003, the Company had a net capital deficiency of ($17,456). The Company's aggregate indebtedness to net capital ratio was (1.42) to 1.

(4) EXPENSES

(a) Accounting, Legal and FINOP Expense

During the year, the Company incurred accounting, legal and FINOP fees totaling $11,117.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS (continued)

December 31, 2003

(5) GOING CONCERN

The shareholder made net capital withdrawals of $671 from the Company. These withdrawals along with the current year's net loss, generated a stockholder's equity deficiency of ($17,148) that contributed to the Company's failure to meet its minimum net capital requirements at December 31, 2003.

On August 2003, the National Association of Securities Dealers ("NASD") notified the Company of its apparent inactivity and requested that the company voluntarily resign its NASD membership.

During 2003, the California Secretary of State suspended the Company's corporate status.

Management has not put in place, plans to mitigate its inactive status and its corporate suspension.

(6) SUBSEQUENT EVENTS

During the first quarter of 2004, the Company has not generated any commission revenue from clearing organization transactions.

McLaughlin Capital Markets, Inc.

SUPPLEMENTARY INFORMATION

McLaughlin Capital Markets, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

NET CAPITAL		
Total stockholder's equity qualified for net capital	$	(17,148)
Less: Non allowable assets		
Prepaid expenses		(308)
Net capital deficiency	$	(17,456)
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses		9,106
Clearing organization payable		6,750
Total aggregate indebtedness	$	15,846
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT		
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $15,846 ($ 1,057) or $ 5,000 whichever is greater		5,000
Net capital deficiency	$	(22,456)
Ratio: Aggregate indebtedness to net capital deficiency		(1.42) to 1

McLaughlin Capital Markets, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	(7,700)
Less: Accrued accounts payable		(369)
Other payable		(8,587)
State income tax payable		(800)
		(9,756)
Net capital deficiency per above computation	$	(17,456)

McLaughlin Capital Markets, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

McLaughlin Capital Markets, Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2003

The Company claims an exemption under Rule 15c3-3 (K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

A I C
A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS
Sacramento • San Francisco

1255 Post Street, Suite 535
San Francisco, California 94109-6708
TEL 415.292.0760 FAX 415.292.2489
EMAIL cpas@go2AIC.com WEBSITE www.go2AIC.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
McLaughlin Capital Markets, Inc.
San Francisco, California

In planning and performing our audit of the financial statements of McLaughlin Capital Markets, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by McLaughlin Capital Markets, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for the Company are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 30, 2004